Filed Pursuant to Rule 433

Registration No. 333-277373

Relating to the

Preliminary Prospectus Supplement

dated May 19, 2026

(To Prospectus dated February 26, 2024)

PRICING TERM SHEET

May 19, 2026

SiTime Corporation

Offering of

$1,200,000,000 0% Convertible Senior Notes Due 2031

The information in this pricing term sheet supplements SiTime Corporation’s preliminary prospectus supplement, dated May 19, 2026 (the “Preliminary Prospectus Supplement”), and the accompanying prospectus, dated February 26, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to SiTime Corporation and not to its consolidated subsidiaries and references to “common stock” refer to our common stock, par value $0.0001 per share. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. SiTime Corporation has increased the size of the offering of the notes from the previously announced offering size of $1,100,000,000. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	SiTime Corporation.

Ticker/Exchange for Our Common Stock:	“SITM” / the Nasdaq Global Market.

Securities:	0% Convertible Senior Notes due 2031 (the “notes”).

Offering Size:	$1,200,000,000 aggregate principal amount of notes (plus up to an additional $150,000,000 aggregate principal amount of notes pursuant to the underwriters’ over-allotment option).

Offering Price:	100% of principal amount per note.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Underwriting Discount:	2.0% of the principal amount of the notes, and $24,000,000 in the aggregate (or $27,000,000 in the aggregate, if the underwriters exercise in full their over- allotment option).

Ranking:	Senior unsecured.

Maturity:	June 15, 2031, unless earlier converted, redeemed or repurchased.

Redemption at Our Option:	Except as described below opposite the caption “Cleanup Redemption,” we may not redeem the notes prior to June 20, 2029. We may redeem for cash all or any portion of the notes (subject to the partial redemption limitation described below), at our option, on a redemption date on or after June 20, 2029 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide the related notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. If we redeem less than all the outstanding notes in an optional redemption, at least $150 million aggregate principal amount of notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically. See the caption “Description of Notes—Redemption—General” and “—Optional Redemption” in the Preliminary Prospectus Supplement.

Cleanup Redemption:	We may redeem for cash all, but not less than all, of the notes at any time if the principal amount of the notes outstanding at such time is less than 25% of the aggregate principal amount of the notes initially issued under the indenture at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date. See “Description of Notes—Redemption—General” and “—Cleanup Redemption” in the Preliminary Prospectus Supplement.

Fundamental Change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under the caption “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), then, subject to certain conditions and except as described in the Preliminary Prospectus Supplement, holders may require us to repurchase for cash all or any portion of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. See the caption “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

No Regular Interest; Special Interest	The notes will not bear regular interest, and the principal amount of the notes

Payment Dates:	will not accrete. We will pay special interest, if any, at our election as the sole remedy relating to our failure to comply with our reporting obligations as described under the caption “Description of Notes—Events of Default” in the Preliminary Prospectus Supplement. References in the Preliminary Prospectus Supplement to “additional interest” shall be substituted with references to “special interest” as the context requires. Any special interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2026 (if and to the extent that special interest is then payable on the notes).

Special Interest Record Dates:	June 1 and December 1 of each year (whether or not a business day), immediately preceding any June 15 or December 15 special interest payment date, as the case may be.

Last Reported Sale Price of Our Common Stock on the Nasdaq Global Market on May 19, 2026:	$693.66 per share.

Initial Conversion Rate:	0.9611 shares of our common stock per $1,000 principal amount of the notes.

Initial Conversion Price:	Approximately $1,040.47 per share of our common stock.

Conversion Premium:	Approximately 50.0% above the last reported sale price of our common stock on the Nasdaq Global Market on May 19, 2026.

Settlement Method:	Cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
UBS Securities LLC
Morgan Stanley & Co. LLC

Pricing Date:	May 19, 2026.

Trade Date:	May 20, 2026.

Expected Settlement Date:	May 22, 2026.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about May 22, 2026, which will be the second business day following the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the Expected Settlement Date will be required, by virtue of the fact that the notes initially will settle T+2 (on or about May 22, 2026), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the Expected Settlement Date should consult their own advisors.

CUSIP Number:	82982T AA4.

ISIN:	US82982TAA43.

Listing:	None.

Use of Proceeds:

We estimate that the net proceeds from the offering will be approximately $1.17 billion (or approximately $1.32 billion if the underwriters exercise in full their over-allotment option), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from the offering (i) to pay for a portion of the cash consideration of the Acquisition (as defined in the Preliminary Prospectus Supplement), (ii) to pay the $108.0 million cost of the capped call transactions described under the caption “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement and (iii) the remainder, if any, for general corporate purposes, which may include working capital, operating expenses, capital expenditures and general and administrative expenses. See the caption “Use of Proceeds” in the Preliminary Prospectus Supplement.

If the underwriters exercise their over-allotment option, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions and the remainder for the purposes described under (iii) above.

Cap Price:	The cap price of the capped call transactions will initially be $1,734.15, which represents a premium of 150% over the last reported sale price of our common stock on the Nasdaq Global Market on May 19, 2026, and is subject to certain adjustments under the terms of the capped call transactions. See the caption “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement.

Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption

Holders who convert their notes in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurring prior to the maturity date or convert their notes called for redemption (or deemed called for redemption) during the related redemption period (as defined in the Preliminary Prospectus Supplement) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption.”

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$693.66	$800.00	$900.00	$1,040.47	$1,200.00	$1,352.62	$1,500.00	$2,000.00	$3,000.00	$5,000.00	$7,000.00
May 22, 2026	0.4805	0.3786	0.3086	0.2373	0.1810	0.1426	0.1150	0.0598	0.0192	0.0015	0.0000
June 15, 2027	0.4805	0.3786	0.3081	0.2335	0.1751	0.1358	0.1079	0.0534	0.0155	0.0006	0.0000
June 15, 2028	0.4805	0.3786	0.3021	0.2238	0.1635	0.1237	0.0960	0.0438	0.0106	0.0001	0.0000
June 15, 2029	0.4805	0.3689	0.2848	0.2027	0.1414	0.1023	0.0760	0.0298	0.0050	0.0000	0.0000
June 15, 2030	0.4805	0.3395	0.2468	0.1601	0.0998	0.0647	0.0432	0.0116	0.0005	0.0000	0.0000
June 15, 2031	0.4805	0.2889	0.1500	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•

If the stock price is greater than $7,000.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $693.66 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 1.4416 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

The information in this pricing term sheet is not a complete description of the notes or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.